July 30, 2009
VIA EDGAR — CORRESP
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 4720

Re:	Erie Indemnity Company Form 10-K for the Year Ended December 31, 2008 File No. 000-240000
Ladies and Gentlemen:
We acknowledge receipt of the letter dated July 27, 2009, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended December 31, 2008 of Erie Indemnity Company (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by September 11, 2009.
If you have any questions, please do not hesitate to contact Marcia A. Dall, Executive Vice President and Chief Financial Officer, at 814-870-7186.

Very truly yours, Erie Indemnity Company
/s/ Marcia A. Dall
By:	Marcia A. Dall
Executive Vice President and Chief Financial Officer

Tabatha Akins, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant